Exhibit 99

March 27, 2024

Ms. Elaina Rodgers, Vice President

Trustee, Mesa Royalty Trust

BNY Mellon Trust Company, N.A.

US Client and Business Development

601 Travis, Floor 16

Houston, Texas 77002

Re:	Estimates of Proved Reserves and Future Net Revenues for the Mesa Royalty Trust As of December 31, 2023

Dear Ms. Rodgers:

At your request, Miller and Lents, Ltd. (M&L) performed an evaluation of the proved reserves and future net revenues attributable to an overriding royalty interest (ORRI) in which the Mesa Royalty Trust (hereafter “the Trust”) holds an interest as of December 31, 2023. As defined by the Overriding Royalty Conveyance (hereafter “the Conveyance”) dated November 1, 1979, the Trust owns an ORRI equal to a portion of the Net Proceeds attributable to the grantor’s interests in certain producing oil and gas properties located in the San Juan Basin of Colorado and New Mexico and in the Hugoton Field in Kansas. This report was completed on March 27, 2024. M&L evaluated 100 percent of reserves and revenues attributable to the Trust. M&L’s estimates, shown below, are in accordance with the definitions contained in the Securities and Exchange Commission (SEC) Regulation S-X, Rule 4-10(a) as shown in the Appendix. The combined results of M&L’s evaluation are as follows:

Net Reserves and Future Net Revenues as of December 31, 2023

	Net Reserves			Future Net Revenues
		Oil and			Disc. at
	Gas	Cond.	NGL	Undisc.	10% Per Year
Reserves Category	MMCF	MBBL	MBBL	M$	M$
Proved Developed Producing	5,777	11	388	40,737	17,071
Total Proved	5,777	11	388	40,737	17,071

Gas volumes are expressed in million cubic feet (MMCF). Oil and condensate volumes are expressed in thousand barrels (MBBL). NGL volumes are expressed in thousand barrels. Future net revenues are expressed in thousand dollars (M$).

The grantor’s interests (referred to in the Conveyance and hereafter as “the Subject Interests”) in the oil and gas properties located in the San Juan Basin of Colorado are currently held and/or administered by IKAV Energy Inc. (IKAV) or Hilcorp Energy Company (Hilcorp). The Subject Interests in the oil and gas properties located in the Hugoton Field in Kansas are currently held and/or administered by Scout Energy Partners (Scout). IKAV, Hilcorp, and Scout are collectively referred to hereafter as “the Lessees”. M&L’s results summarized by Lessee are as follows:

Mesa Royalty Trust March 27, 2024

Net Reserves and Future Net Revenues by Lessee as of December 31, 2023

	Net Reserves			Future Net Revenues
		Oil and			Disc. at
Reserves Category	Gas	Cond.	NGL	Undisc.	10% Per Year
Lessee	MMCF	MBBL	MBBL	M$	M$
Proved Developed Producing
IKAV	0	0	0	0	0
Hilcorp	5,777	11	388	40,737	17,071
Scout	0	0	0	0	0
Total Proved	5,777	11	388	40,737	17,071

The reserves reported herein were estimated in accordance with the definitions and regulations contained in Title 17 of the Code of Federal Regulations, Modernization of Oil and Gas Reporting: Final Rule, released January 2009. This includes Regulation S-X, Rule 4-10, as well as the regulations specified under Subpart 1200 of Regulation S-K. The estimates in this report further conform to the Financial Accounting Standards Board Accounting Standards Codification Topic 932, Extractive Activities – Oil and Gas, pertaining to oil and gas reserves estimation and disclosures, amended in January 2010. Definitions in accordance with Regulation S-X, Rule 4-10(a) are included in the Appendix for reference.

Definitions

Gross reserves as used herein are defined as volumes attributable to the Subject Interests (inclusive of the ORRI) reported at the terminal point. Net reserves are defined as the portion of gross reserves attributable to the ORRI of the Trust.

Future gross revenues as used herein are defined as the net product revenues attributable to the Subject Interests. The net product revenues are determined from the net volumes and average prices after accounting for quality differential. Future net proceeds attributable to the Subject Interests are defined as the future gross revenues less net operating expenses, net taxes, net abandonment expenses, and net capital. Future net revenues attributable to the ORRI (hereafter “future net revenues”) are defined as 11.4429 percent of 90 percent of future net proceeds attributable to the Subject Interests. The future net revenues were discounted at 10 percent per year (hereafter “discounted future net revenues”) to illustrate the time value of future cash flows. Estimates of future net revenues and discounted future net revenues are not intended and should not be interpreted to represent fair market values for the estimated volumes or reserves.

While the reserve estimates presented herein are in accordance with the definitions contained in the SEC Regulation S-X, Rule 4-10(a), the ORRI is not a mineral interest, and therefore, the Trust is not entitled to any specific quantity of reserves from the oil and gas properties. The Reserves Considerations section of this report describes the methods used to allocate quantities of reserves attributable to the Trust’s ORRI.

Reserves Considerations

Reserves were estimated using standard geologic and engineering methods generally accepted by the petroleum industry. Proved developed producing reserves and production forecasts were estimated by production decline extrapolations. Production declines were extrapolated to economic limits based on application of appropriate economic parameters.

Mesa Royalty Trust March 27, 2024

The net reserves attributable to the Trust’s ownership of the ORRI were calculated from the net revenues for each of the Lessees. Net gas reserves were calculated by dividing the total net revenues by the net value of 1 MCF of gas, which was determined by adding the net gas price per MCF, the condensate value per MCF of gas, and the NGL value per MCF of gas. The net gas reserves were then multiplied by condensate and NGL yields to obtain net condensate and NGL reserves, respectively.

Gas volumes were estimated at the appropriate pressure base and temperature base that are established for each well or field by the applicable sales contract or regulatory body. Total gas reserves were obtained by summation of the reserves for all the individual properties and may therefore be stated herein at a mixed pressure base.

Economic Considerations

The future net revenues reported herein were computed based on prices for gas, oil and condensate, and NGLs in accordance with the SEC definitions, utilizing the unweighted arithmetic 12-month average of the first-day-of-the-month price for each month within the 12-month period prior to December 31, 2023. The benchmark prices used for reserves estimates were $2.637 per MMBTU for gas based on the Henry Hub Spot Price and $78.22 per barrel for oil and NGLs based on the West Texas Intermediate (WTI) Price. Differentials were calculated for each Lessee based on the monthly average price received and the monthly average historical benchmark prices, and were applied on a constant $/MMBTU basis for gas and a constant $/BBL basis for oil and NGL volumes. BTU factors were provided by the Lessees. The average prices used, after appropriate adjustments, were $0.491 per MCF of gas and $1.184 per barrel of NGL for IKAV; $ 4.596 per MCF of gas, $66.87 per barrel of oil, and $34.68 per barrel of NGL for Hilcorp; and $3.122 per MCF of gas and $1.40 per barrel of NGL for Scout.

The future net revenues reported herein are computed based on operating expenses, capital expenditures, development schedules, and abandonment costs provided by the Lessees.

Other Considerations

In conducting this evaluation, M&L relied upon, without independent verification, each Lessee’s representation of production histories, accounting and cost data, and development schedules. These data were accepted as represented and were considered appropriate for the purpose of this report. When possible, M&L verified ownership interests provided by the Lessees using the Conveyance. When verification of ownership interests was not possible, M&L relied upon the information provided by the Lessees. To a lesser extent, nonproprietary data existing in the files of M&L, and data obtained from commercial services were used. M&L employed all methods, procedures, and assumptions considered necessary in utilizing the data provided to prepare the report.

The evaluations presented in this report, with the exceptions of those parameters specified by others, reflect M&L’s informed judgments and are subject to the inherent uncertainties associated with interpretation of geological, geophysical, and engineering information. These uncertainties include, but are not limited to, (1) the utilization of analogous or indirect data and (2) the application of professional judgments. Government policies and market conditions different from those employed in this study may cause (1) the total quantity of oil, natural gas liquids, or gas to be recovered, (2) actual production rates, (3) prices received, or (4) operating and capital costs to vary from those presented in this report. At this time, M&L is not aware of any regulations that would affect the Lessees’ ability to recover the estimated reserves. Minor precision inconsistencies in subtotals may exist in the report due to truncation or rounding of aggregated values.

Mesa Royalty Trust March 27, 2024

Miller and Lents, Ltd. is an independent oil and gas consulting firm. No director, officer, or key employee of Miller and Lents, Ltd. has any financial ownership in the Mesa Royalty Trust, IKAV Energy Inc., Hilcorp Energy Company, or Scout Energy Partners, or any affiliate of these entities. M&L’s compensation for the required investigations and preparation of this report is not contingent on the results obtained and reported, and M&L has not performed other work that would affect its objectivity. Production of this report was supervised by Jennifer A. Godbold, P.E., an officer of the firm who is a professionally qualified and licensed Professional Engineer in the State of Texas with more than 13 years of relevant experience in the estimation, assessment, and evaluation of oil and gas reserves.

Very truly yours,
Miller And Lents, Ltd.
Texas Registered Engineering Firm No. F-1442

By
Jennifer A. Godbold, P. E. Senior Vice President

Appendix

RESERVES DEFINITIONS

In Accordance With Securities and Exchange Commission Regulation S-X

Reserves Category Definitions

Reserves

Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

Proved Oil and Gas Reserves

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

The area of the reservoir considered as proved includes:

•	The area identified by drilling and limited by fluid contacts, if any, and

•	Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

•	Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

•	The project has been approved for development by all necessary parties and entities, including governmental entities.

Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed Oil and Gas Reserves

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

•	Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

•	Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Appendix

Undeveloped Oil and Gas Reserves

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined below, or by other evidence using reliable technology establishing reasonable certainty.

Probable Reserves

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

Possible Reserves

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

Where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

Appendix

Additional Definitions

Analogous Reservoir

Analogous reservoirs, as used in resources assessments, have similar rock and fluid properties, reservoir conditions (depth, temperature, and pressure) and drive mechanisms, but are typically at a more advanced stage of development than the reservoir of interest and thus may provide concepts to assist in the interpretation of more limited data and estimation of recovery. When used to support proved reserves, an

“analogous reservoir” refers to a reservoir that shares the following characteristics with the reservoir of interest: (1) same geological formation (but not necessarily in pressure communication with the reservoir of interest); (2) same environment of deposition; (3) similar geological structure; and (4) same drive mechanism.

Reservoir properties must, in aggregate, be no more favorable in the analog than in the reservoir of interest.

Economically Producible

The term economically producible, as it relates to a resource, means a resource which generates revenue that exceeds, or is reasonably expected to exceed, the costs of the operation. The value of the products that generate revenue shall be determined at the terminal point of oil and gas producing activities.

The oil and gas production function shall be regarded as ending at a terminal point, which is the outlet valve on the lease or field storage tank. If unusual physical or operational circumstances exist, it may be appropriate to regard the terminal point for the production function as:

•	The first point at which oil, gas, or gas liquids, natural or synthetic, are delivered to a main pipeline, a common carrier, a refinery, or a marine terminal; and

•	In the case of natural resources that are intended to be upgraded into synthetic oil or gas, if those natural resources are delivered to a purchaser prior to upgrading, the first point at which the natural resources are delivered to a main pipeline, a common carrier, a refinery, a marine terminal, or a facility which upgrades such natural resources into synthetic oil or gas.

Reasonable Certainty

If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

Reliable Technology

Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

In accordance with the Financial Accounting and Reporting for Oil and Gas Producing Activities Pursuant to the Federal Securities Laws and the Energy Policy and Conservation Act of 1975. Reg. § 210.4-10.